SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 30, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 30, 2025 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), reports that the Shareholders’ Meeting held today approved by majority of votes a cash and in kind dividend distribution of up to ARS 88,500,000,000 to the Shareholders which, restated, amounts to ARS 93,781,917,808.30, according to their holdings;payable in kind and in cash, as follows: (i) in kind, equivalent to ARS 28,702,000,000.00, consisting of shares issued by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), owned by the Company, in the amount of 12,700,000 shares of par value ARS 10 each, at October 29, 2025 closing price of ARS 2,260 per IRSA share; and (ii) in cash in the amount of ARS 65,079,917,808.30.

Likewise, it was resolved to distribute 5,300,000 treasury shares, each with a par value of ARS 1, held in the portfolio and derived from the share repurchase programs, for distribution among the shareholders in proportion to their shareholdings.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 30, 2025